Exhibit 99.1

June 24, 2021

1.	National Stock Exchange of India Ltd. Exchange Plaza Plot No. C/1, G Block Bandra –Kurla Complex Bandra (E), Mumbai 400 051 Maharashtra, India Symbol: WIPRO	2.	BSE Limited Corporate Relationship Dept. Phiroze Jeejeebhoy Towers, Dalal Street Mumbai 400 001 Maharashtra, India Security Code: 507685
3.	The Market Operations Team New York Stock Exchange Symbol : WIT

Sub:	Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015 (“SEBI Listing Regulations”) – Allotment of 1.50 per cent Notes of US $ 750 million

Dear Sir/Madam

Further to our letters dated June 10, 2021 and June 17, 2021, we hereby inform that Wipro IT Services LLC (“Issuer”), incorporated under the laws of Delaware, United States of America and being a wholly owned step-down subsidiary of Wipro Limited (“Company”) has raised U.S.$ 750 million by the issue and allotment of 1.50 per cent notes (“Notes”) to qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and outside the United States in offshore transactions as defined in and in reliance on Regulation S under the Securities Act. The Notes are guaranteed by the Company pursuant to an indenture dated June 23, 2021 (“Indenture”) executed by the Company and the Issuer with the trustee, paying agent, registrar and transfer agent appointed in relation to the issuance of the Notes.

The Notes have been listed on Singapore Exchange Securities Trading Limited. The details in relation to the aforementioned guarantee are as follows:

Sr. No.	Particulars	Details
1.	Name of the party for which guarantee was given	Wipro IT Services LLC, a wholly owned step-down subsidiary of the Company
2.	Whether the promoter / promoter group / group companies have any interest in the transaction If yes, nature of interest and details thereof and whether the same is done at “arms length”	None
3.	Tenure of the Notes	5 years
4.	Brief details of the guarantee, brief details of the agreements entered into including significant terms and	The Company has undertaken guarantee obligations in relation to the Notes under the Indenture (“Guarantee”). The Company’s

Registered Office:
Wipro Limited T: +91 (80) 2844 0011
Doddakannelli F: +91 (80) 2844 0054
Sarjapur Road E: info@wipro.com
Bengaluru 560 035 W: wipro.com
India C: L32102KA1945PLC020800

Sr. No.	Particulars	Details
	conditions, including amount of guarantee	potential liability under the Guarantee is capped at an amount equal to 105% of the total aggregate principal amount of the Notes outstanding from time to time, being initially U.S.$ 787.5 million (“Guaranteed Amount”). The Guarantee shall be released upon repayment in full of amounts due under the Notes and Guarantee, subject to the Guaranteed Amount.
5.	Impact of the guarantee on the Company	The corporate guarantee will be treated as a contingent liability for the Company.

This is for your information and records.

Thanking you,

Yours faithfully,

For Wipro Limited

M Sanaulla Khan

Company Secretary

Disclaimer

In connection with the offer of the above securities, the Stabilisation Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities during the stabilisation period at a level higher than that which might otherwise prevail. However, stabilisation may not necessarily occur and any stabilisation action, if begun, may cease at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules. This announcement is for information purposes only

This information is not an offer of securities for sale in the United States or elsewhere. This information has been prepared for publication in India only and is not for publication or distribution, directly or indirectly, in or into the United States. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold within the United States, except pursuant to an exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable U.S. state securities laws. Accordingly, the Notes are being offered and sold (i) within the United States to persons reasonably believed to be “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and (ii) outside the United States in offshore transactions in reliance on Regulation S under the Securities Act, in each case in compliance with applicable laws of the jurisdictions where such offers and sales occur.

Registered Office:
Wipro Limited T: +91 (80) 2844 0011
Doddakannelli F: +91 (80) 2844 0054
Sarjapur Road E: info@wipro.com
Bengaluru 560 035 W: wipro.com
India C: L32102KA1945PLC020800

The Notes have not been, are not being and will not be offered or sold, directly or indirectly, by means of any offer document, offering circular or any other document / material relating to the Notes, to any person or to public in India which would constitute an advertisement, invitation, offer, sale or solicitation of an offer to subscribe for or purchase any securities in violation of applicable laws of India.

The offering circular for the Notes has not been, nor will it be, registered, produced or published as an offer document (whether a prospectus in respect of a public offer, a statement in lieu of a prospectus or information memorandum, private placement offer cum application letter, an offering circular, an offering memorandum or other offering material in respect of any private placement under the Companies Act, 2013, regulations formulated by Securities and Exchange Board of India (“SEBI”) or any other applicable Indian laws) with any Registrar of Companies, the SEBI or any Indian stock exchange or any other statutory or regulatory body of like nature in India.

Registered Office:
Wipro Limited T: +91 (80) 2844 0011
Doddakannelli F: +91 (80) 2844 0054
Sarjapur Road E: info@wipro.com
Bengaluru 560 035 W: wipro.com
India C: L32102KA1945PLC020800